Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(unaudited)
(in thousands, except ratios)

	Twenty-Four Weeks Ended
	February 13,	February 14,
	2010	2009
Earnings:
Income before income taxes	$418,160	$390,162
Fixed charges	101,984	90,908
Less: Capitalized interest	(527)	(423)

Adjusted earnings	$519,617	$480,647

Fixed charges:
Gross interest expense	$71,522	$64,306
Amortization of debt expense	2,999	1,240
Interest portion of rent expense	27,463	25,362

Total fixed charges	$101,984	$90,908

Ratio of earnings to fixed charges	5.1	5.3

	Fiscal Year Ended August
	2009	2008	2007	2006	2005
	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Earnings:
Income before income taxes	$1,033,746	$1,007,389	$936,150	$902,036	$873,221
Fixed charges	204,017	173,311	170,852	156,976	144,930
Less: Capitalized interest	(1,301)	(1,313)	(1,376)	(1,985)	(1,079)

Adjusted earnings	$1,236,462	$1,179,387	$1,105,626	$1,057,027	$1,017,072

Fixed charges:
Gross interest expense	$143,860	$120,006	$121,592	$110,568	$102,341
Amortization of debt expense	3,644	1,837	1,719	1,559	2,343
Interest portion of rent expense	56,513	51,468	47,541	44,849	40,246

Total fixed charges	$204,017	$173,311	$170,852	$156,976	$144,930

Ratio of earnings to fixed charges	6.1	6.8	6.5	6.7	7.0